भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/ 2978

दिनांक / Date : 09-10-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2963 dated the October 09, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

06017596

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

dw 10/25

RECEIVED
2006 OCT 17 A 10:

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO/S&B/PCR/2006/ 2963

दिनांक / Date : 09-10-2006

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th September 2006 in the new format. We also enclose a soft copy of the same and we have emailed the statement as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Reserve Bank of India	31,43,38,700	59.73
Financial Institutions: 1. Life Insurance Corporation of India	2,28,35,378	4.34
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	1,22,41,178	2.33
2. Fidelity Management & Research Co A/c Fidelity Investment Trust – Fidelity	68,14,228	1.29
3. BMF-Bank Bees-Investment A/c	54,35,045	1.03
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,14,54,618	7.88
/Total Holding of FIIs/NRIs/GDRs	10,43,39,098	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

Statement Showing Shareholding Pattern

	Name of the Company :					
	Scrip Code :	SBI		Quarter Ended :	30.09.2006	
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify) RBI	1	314338700	0	64.83	59.73
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	1	314338700	0	64.83	59.73
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	314338700	0	64.83	59.73
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	192	31397046	31367766	6.48	5.97
(b)	Financial Institutions Banks	82	23240655	23225582	4.79	4.42
(c)	Central Government/ State Government(s)	10	4604722	4503090	0.95	0.87
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	7	5547994	5547894	1.14	1.05
(f)	Foreign Institutional Investors	215	62626996	62519353	12.92	11.90
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	506	127417413	127163685	26.28	24.21
B 2	Non-institutions					
(a)	Bodies Corporate	4105	11070285	10943940	2.28	2.10
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	504236	29287038	14782752	6.04	5.56
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	39	2473340	2459653	0.51	0.47
(c)	Any Other (specify)					
(c-i)	Non-Residents	2202	257484	230235	0.05	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	510582	43088147	28416580	8.89	8.19
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	511088	170505560	155580265	35.17	32.40
	TOTAL (A)+(B)	511089	484844260	155580265		92.12336949
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	41454618	41454618	7.88	7.88
	GRAND TOTAL (A)+(B)+(C)	511090	526298878	197034883		100

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Reserve Bank of India	3143378700	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		3143378700	59.73

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares (i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above)
1	Life Insurance Corporation Of India	22835378	4.34
2	CLSA Merchant Bankers Ltd. A/C CLSA (Mauritius) Ltd.	12241178	2.33
3	Fidelity Management & Research Company A/C Fidelity In	6814228	1.29
4	BMF - Bank Bees - Investment A/C	5435045	1.03
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		47325829	8.99

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	20727309	41454618	7.88
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
TOTAL		20727309	41454618	7.88

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	20727309	41454618	7.88
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
				0.00
TOTAL		**29727309**	**41454618**	**7.88**

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक Date :

NO: CO/S&B/PCR/2006/ 10-10-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2970 dated the October 10, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: a/a.

RECEIVED
2007 OCT 17 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 02.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No.: CO/S&B/PCR/2006/ 2970

दिनांक / Date : 10-10-2006

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 7th October, 2006 issued by M/s Batliboi & Purohit, Chartered Accountants for the quarter ended 30-09-2006, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	329,263,995
b) Total equity shares held in dematerialized form	197,034,883
TOTAL	**526,298,878**

ii) The Register of Members (RoM) is updated.
iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 30th September 2006.
iv) During the quarter July to September 2006, dematerialised requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

S.B.I. C.O. Mumbai S & B Deptt

FIL ... 2/324

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 30th September, 2006. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	30th September, 2006		
2.	ISIN	:	INE062 A01012		
3.	Face Value	:	Rs. 10/-		
4.	Name of the Company	:	State Bank of India		
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.		
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.		
7.	Telephone & Fax Nos.	:	22883888 / 22855348		
8.	E-mail address	:	gm.snb@sbimail.co.in		
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE		
10.	Issued Capital	:	Number of shares	:	52,62,98,878
			% of total listed Capital	:	100 %

FILE NO. 82.4524

11. Listed Capital (Exchange-wise) (as per company records)	:	Number of shares % of total listed Capital	: 52,62,98,878 : 100 %
12. Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 4,42,48,679 : 8.41 %
13. Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 15,27,86,204 : 29.03 %
14. Physical	:	Number of shares % of total listed Capital	: 32,92,63,995 : 62.56 %
15. Total No. of shares (12 + 13 + 14)	:	52,62,98,878	
16. Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	:	Not Applicable	
17. Certifying the details of changes in share capital during the quarter under consideration as per table below:			

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation. Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

FILE NO. 32.4524

18.	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 30th September. 2006
19.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
20	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. S.K. Nath, CGM Accounts & Compliance Tel. No. 22883888
23.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit. Chartered Accountants. National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

FILE NO. 82-4597

24.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 07.10.2006

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B CO/S&B/PCR/2006/ 3052   दिनांक / Date : 13-10-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006.
CENTRAL BOARD'S MEETING ON 28-10-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/3034 dated the October 13, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

RECEIVED
2006 OCT 17 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

NO: CO /S&B/PCR/2006/3034 13-10-2006

Dear Sir,

LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2006
CENTRAL BOARD'S MEETING ON 28-10-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 28th October 2006 to take on record working results of the Bank for the quarter ended 30th September 2006. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 28th October 2006.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 28th October 2006 at Mumbai to take on record the working results of the Bank for the half-year ended 30th September 2006.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2006/3010 October 11, 2006

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2998 dated 11th October 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

RECEIVED
2006 OCT 17 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/2998

October 11, 2006

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 (b) of the Listing Agreement, we advise that Shri. Yogesh Agarwal, has been appointed as Managing Director on the Board of State Bank of India with effect from the 10th October 2006 to the 30th June 2010, as per the Notification F.No8/03/2006-BO.1 dated the 10th October 2006, by the Government of India.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)